May 8, 2007

TO:
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Yukon Registrar of Securities

Dear Sirs:

Re: Tournigan Gold Corporation (the "Company")

We have read the Change of Auditor Notice dated May 8, 2007 from the Company (the "Notice"), delivered to us pursuant to National Instrument 51-102-Continuous Disclosure Obligations.

In this regard, we confirm that we are in agreement with the information contained in that Notice based on our knowledge of the information that we have on the Company at this time.

Yours truly,

MANNING ELLIOTT LLP